Bionomics Limited

10 March 2004

04010775

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

SEC MAIL RECEIVED PROCESSING
MAR 19 2004
WASH, D.C. 181 SECTION

**Re: Bionomics Limited - File number 82-34682**

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

per. Jill Mashado
**Company Secretary**

dlw 3/23

Bionomics Limited

ABN 53 075 582 740

# ASX ANNOUNCEMENT
# 10 March 2004

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## BIONOMICS CONFIRMS PROSPECT OF DIAGNOSTIC TEST FOR CHILDHOOD EPILEPSY

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that it has filed a series of patent applications relating to the development of a genetic test for a serious form of childhood epilepsy.

The patent applications disclose proprietary genetic information and methods that will allow clinicians to diagnose, with a high level of certainty, a severe form of childhood epilepsy called Severe Myoclonic Epilepsy of Infancy (SMEI).

Dr Steven Petrou, Vice President of CNS Research at Bionomics, said, "There is a strong clinical need for this test beyond the immediate benefit of rapid and accurate diagnosis. Clinical studies have shown that symptoms of SMEI are worsened by frequently prescribed anti-epileptic drugs. The diagnostic test should provide a means by which treatment can be optimised and instituted early."

Bionomics and its collaborators at the Women's and Children's Hospital, Adelaide and the University of Melbourne are in the final stages of completion of the world's largest single clinical and genetic study of children with severe myoclonic epilepsy. Results of this study will provide validation of the SMEI diagnostic to support its introduction into key international markets.

Professor Samuel Berkovic, Director of the Epilepsy Research Institute at the Austin & Repatriation Medical Centre of the University of Melbourne and a member of Bionomics' Scientific Advisory Board, said, "We are continuing to build a more detailed picture of the genetic underpinnings of all forms of epilepsy. It is gratifying that this knowledge is being quickly moved to the clinic where it will have immediate benefits to epilepsy patients. The SMEI test will be of enormous value to clinicians treating epilepsy patients across the globe."

Dr Deborah Rathjen Bionomics' CEO and Managing Director stated, "These patent filings confirm Bionomics' position as the world leader in epilepsy genetics and reflects our strong commitment to translating our genetic findings into diagnostic and drug products. Exploitation of our gene discovery platform, that combines clinical genetics, bioinformatics and world leading clinical programs, has provided the foundation for the rapid development of the SMEI diagnostic. In addition to SMEI Bionomics is extending its development of genetics tests for different forms of epilepsy in order to improve both diagnosis and treatment outcomes for patients with this serious medical condition."

## About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

## About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

For more information about Bionomics, visit www.bionomics.com.au

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**FOR FURTHER INFORMATION PLEASE CONTACT:**

**DR DEBORAH RATHJEN**
**CEO & MANAGING DIRECTOR**
**BIONOMICS LIMITED**
**Ph: +61 8 8354 6101**